The Contrarian Real Estate Investment Trust
May 18, 2009
United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Cicely Lomothe, Accounting Branch Chief
Ms. Jaime John, Staff Accountant
Ms. Kristina Aberg, Attorney-Advisor

	Re:	NetREIT
Form 10
Filed May 6, 2008
File No. 001-39049
Ladies and Gentlemen:
Registrant requests the Accounting Staff’s comments and guidance regarding Registrant’s responses below to the comments in the Staff’s letter of May 5, 2009 regarding the above-referenced Form 10 filing. Registrant’s is providing Staff with the disclosures made relative to the land purchase option within the financial statements for the years ended December 31, 2008 and 2007 and the quarter’s ended March 31, June 30 and September 30, 2008. In addition to the additional disclosures, the Registrant has reported the $1,370,000 as a separate line item on the balance sheet’s as “Land purchase option” for all periods presented.
Registrant’s responses below are presented in the same numbers as the Staff’s comments in that letter.
Financial Statements and Notes
Note 2 — Significant Accounting Policies
Property Acquisitions, pages 62-63
The following are excerpts from the Significant Accounting Policies that have been changed to reflect the suggestions contained in the Staff letter:
To the points of (a) that we did not acquire land but rather a purchase option to acquire land at a future date; (b) that the $1.4 million allocated represents the portion of the purchase price allocated to the option; (c) our basis for assigning an indefinite useful life; and (d) the probability of exercising the option we have disclosed the following:
The land lease acquired with the World Plaza acquisition in 2007 has a fixed purchase price option cost of $181,710 at the termination of the lease in 2062. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) management valued the land option at its residual value of $1,370,000, based upon comparable land sales adjusted to present value. The difference between the strike price of the option and the recorded cost of the land purchase option is approximately $1.2 million. Accordingly, management has determined that exercise of the option is considered probable. The land purchase option was determined to be a contract based intangible asset associated with the land. As a result, this asset has an indefinite life and is treated as a non-amortizable asset. The amount is included as land purchase option on the accompanying condensed balance sheets.
1282 Pacific Oaks Place, Escondido, CA 92029 • Phone 866-781-7721 • Fax 760-471-0399 • info@netreit.com

The Contrarian Real Estate Investment Trust
Further to the point of clearly stating that the land purchase option is an allocation of the purchase price paid for the World Plaza an excerpt from Note 4 to the financial statements — “REAL ESTATE ASSETS AND LEASE INTANGIBLES” reads as follows:
In accordance with SFAS 141, the Company allocated the purchase price of the properties acquired during the years ended December 31, 2008 and 2007 as follows:

	Land		Tenant			Tenant	Total
	Purchase	Buildings	Improve-	In-place	Leasing	Relation-	Purchase
Land	Option	and other	ments	Leases	Costs	ships	Price
	$1,370,000	$6,006,891	$118,803	$65,211	$89,774		$7,650,679
To the point of disclosing the Company’s impairment policy under paragraph 17 of SFAS 142 our disclosure remained unchanged and for the financial statements as of and for the years ended December 31, 2008 and 2007, read’s as follows:
Intangible Assets — Lease intangibles represents the allocation of a portion of the purchase price of a property acquisition representing the estimated value of in-place leases, unamortized lease origination costs, tenant relationships and a land purchase option. Intangible assets are comprised of finite-lived and indefinite-lived assets. In accordance with SFAS 142, indefinite-lived assets are not amortized. Finite-lived intangibles are amortized over their expected useful lives. The Company assesses its intangibles and goodwill for impairment at least annually.
In accordance with SFAS 142, the Company is required to perform a test for impairment of goodwill and other definite and indefinite lived assets at least annually, and more frequently as circumstances warrant. Based on the review, no impairment was deemed necessary at December 31, 2008 or 2007.
Other intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. The carrying amount of intangible assets that are not deemed to have an indefinite useful life is regularly reviewed for indicators of impairments in value in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment is recognized only if the carrying amount of the intangible asset is considered to be unrecoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the estimated fair value of the asset. Based on the review, no impairment was deemed necessary at December 31, 2008 or 2007.
Conclusion: The disclosures regarding the land purchase option are transparent to the reader and conform with GAAP.
1282 Pacific Oaks Place, Escondido, CA 92029 • Phone 866-781-7721 • Fax 760-471-0399 • info@netreit.com

The Contrarian Real Estate Investment Trust
The Company filed its amendment No. 3 to its Form 10 last Friday, May 15, 2009. A copy of the amendment marked to show changes since amendment No. 3 is enclosed herewith.
Very truly yours,
KENNETH W. ELSBERRY
CHIEF FINANCIAL OFFICER

cc:	Ms. Jaime John, Staff Accountant Ms. Cicely Lamothe, Accounting Branch Chief Ms. Kristina Aberg, Attorney-Advisor Mr. Tom Kluck, Legal Branch Chief

1282 Pacific Oaks Place, Escondido, CA 92029 • Phone 866-781-7721 • Fax 760-471-0399 • info@netreit.com